[PUBLICIS GROUPE LOGO]

PRESS RELEASE

CONTACTS AT PUBLICIS GROUPE:
PIERRE BENAICH, INVESTOR RELATIONS                               +33 1 4443 6500
EVE MAGNANT, CORPORATE COMMUNICATIONS                            +33 1 4443 7025


                       PUBLICIS GROUPE ENHANCES LIQUIDITY

PARIS, 20 NOVEMBER 2003 - Publicis Groupe has finalized arrangements for a syndicated revolving credit facility in an amount of (euro)700 million. This will have no impact on group debt and is chiefly intended to enhance liquidity. ABN Amro, Bank of America Securities Limited, BNP Paribas, Citibank International plc and Natexis Banques Populaires acted as arrangers and book runners while CADIF, CIC, Deutsche Bank, HSBC-CCF and Societe Generale were co-arrangers.

Initiated several weeks ago, the facility completes action over the past two years designed to:
  o enhance liquidity,
  o extend average maturity of debt,
  o reduce average debt servicing costs, taking advantage of market opportunities as they arise.

With this phase completed, the priorities are now the "FOCUS ON CASH" program and significant improvements in cash flow and management of working capital requirement.

At the September meeting with analysts to review half-year results, Publicis Groupe reiterated its medium-term financial goals with a 2006 horizon:
  o net debt/equity under 50%,
  o interest cover over 12,
  o net debt/EBITDA ratio of 1.5.

Jean-Michel Etienne, Publicis Groupe's Chief Financial Officer, comments: "I AM VERY PLEASED THAT WE HAVE SUCCESSFULLY COMPLETED THIS KEY STAGE IN OUR PLANS FOR REFINANCING AND IMPROVED LIQUIDITY. WITH INTEGRATION OF BCOM3 NOW WELL ADVANCED, WE CAN NOW FOCUS ON IMPROVING CASH FLOWS, CASH MANAGEMENT AND FINANCIAL RATIOS."

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PUBLICIS GROUPE (Euronext Paris: 13057, NYSE: PUB) is the world's fourth largest communications group, as well as world leader in media counsel and buying. Its activities span 109 countries on six continents.

Groupe activities cover ADVERTISING, through three autonomous global advertising networks: Leo Burnett Worldwide, Publicis Worldwide, Saatchi & Saatchi Worldwide, as well as through its two multi-hub networks Fallon Worldwide and Bartle Bogle Hegarty, 49%-owned; MEDIA COUNSEL AND BUYING through two worldwide networks ZenithOptimedia and Starcom MediaVest Group; MARKETING SERVICES and specialized communications including direct marketing, public relations, corporate and financial communications, multicultural and healthcare communications.

WEB SITES: www.publicis.com AND www.finance.publicis.com
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